Exhibit 99.2

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that the Boards of the companies listed below, in meetings held on November 5th, 2008, deliberated about the proposals presented by management with regards to the payment of dividends for the third quarter of the current fiscal year, ended on September 30th, 2008. The amounts will be paid on November 26th, 2008 to stockholders of record on November 14th, 2008. The payments constitute an anticipation of the annual minimum dividend, as stated in the by-laws, as follows:

Company	Amount per share Common and Preferred Shares
METALÚRGICA GERDAU S.A.	R$	0.26

GERDAU S.A.	R$	0.18

Please note that shares acquired on November 17th, 2008, and thereafter, will be traded Ex-Dividend.

Additional information can be obtained at our Shareholders Department, located at
Av. Farrapos 1811, 90220-005 Porto Alegre / RS – Brazil
Phone: +55 (51) 3323.2211 – Fax: +55 (51) 3323.2281
E-mail: acionistas@gerdau.com.br

Porto Alegre, November 5th, 2008.

Osvaldo Burgos Schirmer
Vice President
Investor Relations Director